UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Entry into a Material Definitive Agreement.

Equity Line of Credit Financing

On July 8, 2026, Fast Track Group (the “Company”) entered into an ordinary share purchase agreement (the “ELOC Purchase Agreement”) and a registration rights agreement (the “ELOC Registration Rights Agreement”) with Tumim Stone Capital, LLC (the “ELOC Investor”). Pursuant to the ELOC Purchase Agreement, the Company has the right, but not the obligation, to issue and sell to the ELOC Investor up to $20,000,000 worth of newly issued ordinary shares, par value $0.001 per share, of the Company (the “Ordinary Shares”), from time to time during the term of the ELOC Purchase Agreement, subject to certain conditions and limitations (the “ELOC Financing”). Sales of Ordinary Shares pursuant to the ELOC Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell securities pursuant to the ELOC Purchase Agreement. Ordinary Shares may be sold by the Company pursuant to the ELOC Purchase Agreement during the period commencing on the date of the initial satisfaction of the conditions set forth in section 7.2 of the ELOC Purchase Agreement (the “Commencement Date”) and expiring on the date the ELOC Purchase Agreement is subsequently terminated pursuant to the terms therein. The ELOC Financing closed on July 8, 2026.

Upon the satisfaction of the conditions in the ELOC Purchase Agreement, including that a registration statement that the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the ELOC Registration Rights Agreement is declared effective by the SEC and a final prospectus in connection therewith is filed with the SEC, the Company will have the right, but not the obligation, from time to time and at the Company’s sole discretion during the term of ELOC Purchase Agreement, to direct the ELOC Investor to purchase amounts of Ordinary Shares as set forth in the ELOC Purchase Agreement on any trading day, so long as, (i) at least three trading days have elapsed since the trading day on which the most recent purchase notice to purchase Ordinary Shares under the ELOC Purchase Agreement was delivered by the Company to the ELOC Investor, (ii) the Company does not delivery a purchase notice on any trading day during the VWAP Purchase Valuation Period (as defined in the ELOC Purchase Agreement) for any prior purchase notice, (iii) at least three trading days have elapsed since the most recent trading day on which Ordinary Shares were issued under the Note (as defined below), and (iv) all Ordinary Shares subject to all prior purchases that have been properly delivered by the Company to the ELOC Investor under the ELOC Purchase Agreement have theretofore been received by the ELOC Investor prior to the Company’s delivery of such purchase notice to the ELOC Investor on such purchase exercise date.

The Company will control the timing and amount of any sales of Ordinary Shares to the ELOC Investor. Actual sales of Ordinary Shares to the ELOC Investor under the ELOC Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Ordinary Shares, trading volume of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The net proceeds from sales, if any, under the ELOC Purchase Agreement, will depend on the frequency and prices at which the Company sells Ordinary Shares to the ELOC Investor.

Under the ELOC Purchase Agreement, in all instances, the Company may not sell Ordinary Shares to the ELOC Investor under the ELOC Purchase Agreement if it would result in the ELOC Investor beneficially owning more than 4.99% of the outstanding Ordinary Shares. Such limitation may be increased by the ELOC Investor to 9.99% in accordance with the ELOC Purchase Agreement.

Pursuant to the terms of the ELOC Registration Rights Agreement, the Company has agreed to file with the SEC a registration statement on Form F-1 to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) the Ordinary Shares that may be issued to the ELOC Investor under its ELOC Purchase Agreement within thirty (30) calendar days following the date of execution of the ELOC Registration Rights Agreement. Pursuant to the ELOC Registration Rights Agreement, the Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC within the time period set forth in the ELOC Registration Rights Agreement.

The ELOC Purchase Agreement and the ELOC Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The ELOC Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the next month following the 24-month anniversary of the date of the ELOC Purchase Agreement, (ii) the date on which the ELOC Investor shall have purchased the total commitment worth of Ordinary Shares, (iii) the date on which the Ordinary Shares shall have failed to be listed or quoted on the Nasdaq Stock Market LLC or any Eligible Market (as defined in the ELOC Purchase Agreement), (iv) 30 trading days after the Company commences a voluntary bankruptcy proceeding or any Person commences a proceeding against the Company, or (v) the date on which a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. The Company also has the right to terminate the ELOC Purchase Agreement at any time after the Commencement Date upon five trading days’ prior written notice to the ELOC Investor pursuant to the terms of the agreement. Neither the Company nor the ELOC Investor may assign or transfer its rights and obligations under the ELOC Purchase Agreement or the ELOC Registration Rights Agreement.

Senior Convertible Note Financing

On July 8, 2026, the Company entered into a securities purchase agreement (the “Note Purchase Agreement”) with 3i, LP (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, for an aggregate purchase price of $1,500,000.00 (i) a senior convertible note of the Company in the original principal amount of $1,666,666.67 (the “Principal Amount”), which are convertible into Ordinary Shares, and (ii) warrants to purchase up to 821,705 Ordinary Shares (the “Warrants”) (such financing, the “Convertible Note Financing”). The Convertible Note Financing closed on July 8, 2026 (the “Issuance Date”).

The gross proceeds to the Company from the Convertible Note Financing, prior to the payment of legal fees and transaction expenses, was $1,500,000.

Description of the Note

The Note was issued with an original issue discount of 10.0% and accrues interest at a rate of 6.0% per annum, subject to certain exceptions. The Note matures on the 12-month anniversary of the Issuance Date, subject to extension (the “Maturity Date”).

The Note is convertible (in whole or in part) at any time prior to the Maturity Date into the number of Ordinary Shares equal to (x) the sum of (i) the portion of the principal amount to be converted, redeemed or otherwise with respect to which this determination is being made, (ii) the Make-Whole Amount (as defined in the Note), if any (and without duplication of the interest set forth in (iii)), (iii) all accrued and unpaid interest with respect to such principal amount, and (iv) all accrued and unpaid late charges with respect to the amounts described in (i), (ii) and (iii), if any (collectively, the “Conversion Amount”), divided by (y) a conversion price of $0.5375 per share, subject to adjustment (“Conversion Price”) (such Ordinary Shares issuable upon conversion of the Note, the “Conversion Shares”). At no time may each Buyer hold or be required to take more than 4.99% (or up to 9.99% at the election of each Buyer pursuant to the Note) of the outstanding Ordinary Shares. At any time upon two trading days’ prior written notice from the Buyer to the Company, the Company shall deliver to the Buyer (or its designee), such aggregate number of Ordinary Shares (the “Pre-Delivery Shares”) equal to the lesser of (A) 1,145,609 and (B) the maximum number of Pre-Delivery Shares that may be then issued to the Holder without resulting in a breach of the limitation in the preceding sentence.

Upon the occurrence of an Event of Default (as defined in the Note), the Company is required to deliver written notice to the Buyer within one business day (an “Event of Default Notice”). At any time after the earlier of (a) the Buyer’s receipt of an Event of Default Notice, and (b) the Buyer becoming aware of an Event of Default, the Buyer may (i) require the Company to redeem all or any portion of the Note at the Event of Default Redemption Price (as defined in the Note) or (ii) convert all or any portion of this Note by delivering a Conversion Notice to the Company pursuant to the procedure set forth in Section 3(c)(i), at the Event of Default Conversion Price (as defined in the Note). In addition, upon an Event of Default, the Note shall bear interest at a rate of the lesser of (i) 18% per annum or (ii) the maximum legal rate of the then-outstanding principal.

Beginning the earlier of (a) the effective date of the Note Registration Statement (as defined below) and (b) the 90th day following the Issuance Date of the Note, and every month thereafter (each, an “Installment Date”), the Company shall repay the Buyer an amount equal to the sum of the principal amount then outstanding under the Note as of such Installment Date (or, in the case of an Installment Date that is not the Maturity Date, 11.1% of the Principal Amount if such amount is lower), (ii) any Acceleration Amount (as defined in the Note) that shall be included pursuant to the terms of the Note, (iii) any Deferral Amount (as defined in the Note) that shall be included pursuant to the terms of the Note, and (iv) in each case of clauses (i) through (iii) above, the sum of any accrued and unpaid interest as of such Installment Date under the Note, if any, accrued and unpaid Late Charges, if any, and Make-Whole Amount under the Note as of such Installment Date (collectively, the “Installment Amount”).

In connection with a “Change of Control” (as defined in the Note), the Buyer shall have the right to require the Company to redeem all or any portion of the Note in cash at a price equal to 110% times the sum of the Conversion Amount being redeemed.

The Note ranks pari passu with all Other Notes (as defined in the Note) and senior to all other Indebtedness of the Company and its subsidiaries.

The Note is secured by substantially all assets of the Company and its subsidiaries, as evidenced by (i) a security agreement entered into at the closing (the “Security Agreement”), and (ii) a subsidiary guarantee executed by the Company and its subsidiaries, TCX Holdings Ltd and Fast Track Events Pte. Ltd. (the “Subsidiary Guarantee”), pursuant to which each of them has agreed to have jointly and severally agreed to guarantee and act as surety for payment the Note.

The Company engaged Z2 Capital, LLC, a division of and securities offered through Alexander Capital, L.P. (“Z2”), as the Company’s placement agent for the placement (the “Placement”) pursuant to a Placement Agency Agreement between Z2 and the Company (the “Placement Agency Agreement”), dated July 8, 2026. Pursuant to the Placement Agency Agreement, the Company agreed to pay Z2 a cash fee equal to 7.5% of the gross cash proceeds of the Placement, plus a 1.0% non-accountable expense allowance. Pursuant to the Placement Agency Agreement and as additional compensation to Z2 in connection with the Placement, the Company also issued to Z2 a warrant to purchase 209,302 Ordinary Shares (the “Placement Agent Warrant”). Regarding the ELOC, Z2 shall receive a cash fee equal to 6.0% of the total gross cash consideration received by the Company for any drawdown from the ELOC.

Description of the Warrant

The Warrants are exercisable for up to 821,705 Ordinary Shares (the “Warrant Shares”) at an exercise price of $0.5375 per share, subject to adjustment in accordance with the terms of the Warrants. The Warrants are immediately exercisable until 5:00 p.m. (New York City time) on July 8, 2031.

Registration Rights Agreement

On July 8, 2026, in connection with the Company’s entry into the Note Purchase Agreement, the Company also entered into a registration rights agreement with the Buyer (the “Note Registration Rights Agreement”). Pursuant to the Note Registration Rights Agreement, the Company has agreed to file with the SEC a registration statement on Form F-1 covering the resale of the (i) the maximum number of Conversion Shares (including Pre-Delivery Shares) issuable upon conversion of the Note (without regard to any conversion limitations therein), (ii) the maximum number of Warrant Shares issuable upon exercise of the Warrants (without regard to any exercise limitations therein), and (iii) any share capital of the Company issued or issuable with respect to such shares (the “Note Registration Statement”) within thirty (30) calendar days following the date of the Note Registration Rights Agreement. Pursuant to the Note Registration Rights Agreement, the Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC within the time period set forth in the Note Registration Rights Agreement.

The Note Purchase Agreement, the Security Agreement, the Subsidiary Guarantee, the Placement Agency Agreement, the Placement Agent Warrant and the Note Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing summary of the ELOC Purchase Agreement, the ELOC Registration Rights Agreement, the Note Purchase Agreement, the Note, the Warrants, the Security Agreement, the Subsidiary Guarantee, the Note Registration Rights Agreement, the Placement Agency Agreement and the Placement Agent Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of corresponding transaction documents, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 4.1, 4.2, 10.4, 10.5, 10.6, 10.7, and 10.8 respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Press Release

On July 10, 2026, the Company issued a press release announcing the closing of the ELOC Financing and the Convertible Note Financing. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information furnished in Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such a filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit Number	Description of Exhibit
4.1	Senior Convertible Note.
4.2	Ordinary Share Purchase Warrant, dated July 8, 2026.
10.1	Ordinary Share Purchase Agreement, dated July 8, 2026.
10.2	Registration Rights Agreement, dated July 8, 2026.
10.3	Securities Purchase Agreement, dated July 8, 2026.
10.4	Security Agreement, dated July 8, 2026.
10.5	Subsidiary Guarantee, dated July 8, 2026.
10.6	Note Registration Rights Agreement, dated July 8, 2026.
10.7	Placement Agency Agreement, dated July 8, 2026.
10.8	Placement Agent Warrant, dated July 8, 2026.
99.1	Press Release, dated July 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 10, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director